Mail Stop 4561

December 22, 2008

Mr. Michael S. Smith
President
Infinite Group, Inc.
60 Office Park Way
Pittsford, NY 14534

> **Re:** **Infinite Group, Inc.**
> **Form 10-KSB For the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-21816**

Dear Mr. Smith:

We have completed our review of the above referenced filing and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief